Exhibit 12.1

Consent of Independent Auditors'

The Board of Directors

Alcon, Inc.:

We consent to incorporation by reference in the registration statements on Form S-8 (Nos. 333-100746 and 333-86882) of Alcon, Inc. of our report dated January 31, 2003, relating to the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 20-F of Alcon, Inc. Our report dated January 31, 2003 contains an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

KPMG LLP

Fort Worth, Texas

March 28, 2003